UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Formal Name Change to Brightstar Lottery PLC

Brightstar Lottery PLC (NYSE:BRSL) (the "Company") today confirms its name has changed from International Game Technology PLC to Brightstar Lottery PLC, effective as of July 9, 2025.

The Company announced the decision to change its name to Brightstar Lottery PLC on June 17, 2025. This change has now taken effect. The Company’s ordinary shares will continue to be listed on the NYSE under the ticker symbol, BRSL, and the Company’s CUSIP will not change. Trading under the Company's legal name, Brightstar Lottery PLC, is expected to commence on or about July 21, 2025. No action is needed from current stockholders with respect to the name change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025	BRIGHTSTAR LOTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary